SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                              ------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                       Phoenix International Ltd., Inc.
                       --------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                    --------------------------------------
                        (Title of Class of Securities)

                                   719078-10-7
                                   ---------
                                (CUSIP Number)

                                  Ms. Pat Todd
                           2550 Tyvola Road, Suite 460
                         Charlotte, North Carolina 28217
                            Telephone: (704) 357-3133
                           --------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               February 14, 2000
                               -----------------
            (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)*

--------
      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages

CUSIP NO.   719078-10-7                13D       Page 2 of 5 Pages
--------------------------------                 -------------------------------


1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       London Bridge Software Holdings plc.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[_]
                                                                         (b)[X]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                        [_]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       England and Wales
--------------------------------------------------------------------------------
    NUMBER OF       7   SOLE VOTING POWER
     SHARES             861,623.  See Items 5 and 6.
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY         8   SHARED VOTING POWER
      EACH               -0-
    REPORTING      -------------------------------------------------------------
   PERSON WITH       9   SOLE DISPOSITIVE POWER
                         861,623.  See Items 5 and 6.
--------------------------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
       861,623.
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                      [_]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.2%.
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 7 Pages

Item 1.     Security and Issuer.
            --------------------

      This Schedule is filed with respect to the common stock, par value $.01 per share (the "Common Stock"), of Phoenix International Ltd. Inc., a Florida corporation (the "Company"). The entity reporting on this Schedule is the owner of Common Stock only. Each share of the Common Stock entitles the holder to one vote. The principal executive offices of the Company are located at 500 International Parkway, Heathrow, Florida 32746.

Item 2.     Identity and Background.
            ------------------------

      This Schedule is filed on behalf of London Bridge Software Holdings plc., a corporation organized under the laws of England and Wales ("London Bridge"). London Bridge's business address is 25 London Bridge Street, 16th Floor, New Long Bridge House, London, England SE1 95G. Its principal business is the development of customer relationship management software applications.

      The name, citizenship, business address, present principal occupation and name and address of the employer of each executive officer and director of London Bridge are as follows:

-----------------------------------------------------------------------------------------------------------------------------------
Name                     Citizenship       Business Address               Principal                Employer Name
                                                                         Occupation                Employer Address
-----------------------------------------------------------------------------------------------------------------------------------
Gordon Crawford           British          16th Floor New             Executive Director        London Bridge Software
(Chairman, Executive                       London Bridge              of London Bridge          Holdings plc., 16th Floor New
Director and                               House, 25 London                                     London Bridge House, 25
Chief Executive                            Bridge Street,                                       London Bridge Street,
Officer of London                          Southwark,                                           Southwark, London, England SE1-0LH
Bridge)                                    London, England SE1-0LH
-----------------------------------------------------------------------------------------------------------------------------------
James Reid                British          16th Floor New             Executive Director        London Bridge Software
(Executive Director and                    London Bridge              of London Bridge          Holdings plc., 16th Floor New
Finance Director of                        House, 25 London                                     London Bridge House, 25
London Bridge)                             Bridge Street,                                       London Bridge Street,
                                           Southwark,                                           Southwark, London, England SE1-0LH
                                           London, England SE1-0LH
-----------------------------------------------------------------------------------------------------------------------------------
John C. Birkmire          British          16th Floor New             Non-Executive Director    London Bridge Software
(Non-Executive                             London Bridge              of London Bridge          Holdings plc., 16th Floor New
Director of                                House, 25 London                                     London Bridge House, 25
London Bridge)                             Bridge Street,                                       London Bridge Street,
                                           Southwark,                                           Southwark, London, England SE1-0LH
                                           London, England SE1-0LH
-----------------------------------------------------------------------------------------------------------------------------------
Kenneth R. Hunt           United States    P. O. Box 14291,           President and             International Management
(Non-Executive                             Greensboro, NC             Chief Executive           Consultancy Ltd, Inc.
Director of London                         27415                      Officer of International  P.O. Box 14291, Greensboro, NC
Bridge)                                                               Management Consultancy    27415
                                                                      Ltd, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
Paul Boughton             British          Station Road,              Business Development      Faircy Group plc., Station
(Non-Executive                             Egham, Surrey, England     Director of Faircy        Road, Egham, Surrey, England TW20
Director of London                         TW20 9 NP                  Group plc.                9 NP
Bridge)
-----------------------------------------------------------------------------------------------------------------------------------
Simon J. Parsliffe        British          16th Floor New             Secretary of London       London Bridge Software
(Secretary of                              London Bridge              Bridge                    Holdings plc., 16th Floor New
London Bridge)                             House, 25 London                                     London Bridge House, 25
                                           Bridge Street,                                       London Bridge Street,
                                           Southwark,                                           Southwark, London, England SE1-0LH
                                           London, England SE1-0LH
-----------------------------------------------------------------------------------------------------------------------------------

            During the last five years, London Bridge has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 3 of 7 Pages

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

            The 861,623 shares of Common Stock reported by this Schedule as beneficially owned by London Bridge (the "Shares") were acquired by London Bridge on February 14, 2000 for $5,000,000 pursuant to the terms and conditions of a Stock Purchase Agreement dated as of February 14, 2000 (the "Stock Purchase Agreement") among the Company and London Bridge. See Exhibit 1. London Bridge funded this purchase through working capital.

Item 4.     Purpose of Transaction.
            -----------------------

            London Bridge acquired the Shares for investment purposes to participate in the future financial growth of the Company. London Bridge and the Company have agreed to engage in the joint marketing of certain software products. London Bridge has no present plans or proposals that relate to or would result in:

            (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

            (c) a sale or transfer of a material amount of assets of the Company;

            (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) any material change in the present capitalization or dividend policy of the Company;

            (f) any other material change in the Company's business or corporate structure;

            (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

            (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

            (j) any action similar to any of those enumerated above.

                               Page 4 of 7 Pages

Item 5.     Interest in Securities of the Issuer.
            -------------------------------------

            The 861,623 Shares beneficially owned by London Bridge constitute approximately 9.2% of the issued and outstanding shares of Common Stock and approximately 9.2% of the voting power of all of the Company's voting stock outstanding at the date of filing of this Schedule. Subject to the agreements described in Item 6 below, London Bridge exercises sole voting and investment power with respect to all of the shares.

            London Bridge has no other holdings of the Common Stock and has effected no other transactions in the Common Stock during the past 60 days.

Item 6.     Contracts, Arrangements, Understandings or Relationships With
            -------------------------------------------------------------
            Respect to Securities of the Issuer.
            ------------------------------------

            Pursuant to a Governance Agreement dated as of February 14, 2000 (the "Governance Agreement") by and between the Company and London Bridge, London Bridge has agreed to certain standstill provisions for a period of three (3) years beginning on February 14, 2000, subject to certain exceptions such as the written approval of 66 2/3% of the Company's board of directors. See Exhibit 2. These standstill provisions include an agreement not to (i) purchase or otherwise acquire or offer to acquire any additional shares of Common Stock, (ii) to enter into, solicit or support a tender offer, merger or sale of all or substantially of the Company's assets or other similar transaction involving the Company, (iii) form or participate in a group formed to acquire, hold, vote or dispose of Common Stock, (iv) solicit any proxies on behalf of anyone other than the Company or participate in any election contest, (v) deposit any Common Stock in a voting trust or similar arrangement that would entitle any third party to control more than 10% of the voting power of the Company, (vi) publicly propose to revise these standstill provisions or publicly propose to do or permit any of the foregoing transactions or (vii) assist or otherwise participate (including by providing funds) or support any bona fide written offer by a third party to enter into a tender offer, merger, sale of all or substantially all of the Company's assets or other similar transaction involving the Company. London Bridge has also agreed to certain restrictions on its ability to sell, transfer or otherwise dispose any Common Stock prior to February 14, 2003.

            In addition, pursuant to the Governance Agreement, London Bridge has agreed not to sell, transfer or otherwise reduce its risk of ownership with respect to the Shares for a period of six (6) months after February 14, 2000 or to sell, transfer or otherwise convey any of the Shares to a known competitor of the Company, except in accordance with the Governance Agreement. Finally, London Bridge has granted the Company's Chief Executive Officer an irrevocable proxy that is effective until February 14, 2001. See Exhibit 2.

            The Governance Agreement terminates on the earlier of (i) February 14, 2003, (ii) the date the Company's board of directors' decides to terminate the agreement or (iii) the date the Company accepts an offer by a third party to merge with or buy all or substantially all of the Company's assets or engage in a similar business transaction.

                               Page 5 of 7 Pages

            London Bridge and the Company have also entered into a Registration Rights Agreement dated as of February 14, 2000 (the "Registration Rights Agreement") pursuant to which London Bridge is entitled to have the Shares registered by the Company, subject to certain limitations. See Exhibit 3. Subject to these limitations, London Bridge may request that the Company register at least 50% of the shares of Common Stock issued pursuant to the Stock Purchase Agreement by written notice delivered between August 14, 2000 and February 14, 2002. London would be required to pay the cost of such a registration. In addition, London Bridge may request that the Company register the Shares in the event the Company proposes to register any shares of Common Stock under the Securities Act of 1933, as amended, in connection with a public offering of such securities for cash. In this case, London Bridge would only be required to pay its pro rata portion of the cost of registering such shares.

Item 7.     Material to be Filed as Exhibits.
            ---------------------------------

      Exhibit No.                        Description
      -----------                        -----------

         1         Stock Purchase Agreement dated as of February 14, 2000.
         2         Governance Agreement dated as of February 14, 2000.
         3         Registration Rights Agreement dated as of February 14, 2000.

                               Page 6 of 7 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2000

                                    LONDON BRIDGE SOFTWARE HOLDINGS plc.

                                     /s/ Simon J. Parsliffe
                                    -------------------------------------
                                    By:  Simon J. Parsliffe
                                    Its: Secretary


                               Page 7 of 7 Pages